August 12, 2011

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:                           Millicom International Cellular S.A.

Form 20-F for the fiscal year ended December 31, 2010

Filed March 7, 2011

File No. 0-22828

Dear Mr. Spirgel

Reference is made to the comment letter of the Staff of the Securities and Exchange Commission (the “SEC”) dated August 10, 2011 with respect to the above referenced filing on Form 20-F of Millicom International Cellular S.A. (the “Company”).

The Company is working expeditiously on the matters raised in the comment letter and has commenced work on a letter responding to the comments in consultation with its advisors.

In order to fully address the points raised in the letter, the Company believes that is will require additional time to consider and respond to the comments. Accordingly, the Company respectfully requests an extension beyond the ten business days specified in the letter. In the absence of any unforeseen issues, the Company expects to provide a full response to all comments on or before September 2, 2011.

Please do not hesitate to contact me, Francois-Xavier Roger, with any questions.

Yours sincerely

Francois-Xavier Roger

Chief Financial Officer

MILLICOM INTERNATIONAL CELLULAR S.A.

15, rue Léon Laval, L-3372 Leudelange, (Grand-Duchy of Luxembourg)

Tel: + 352 27 759 101, Fax : + 352 27 759 359

RC B40630